FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	MERGER OF CONSOLIDAR COMERCIALIZADORA S. A. INTO BBVA BANCO FRANCÉS S.A.

Buenos Aires, February 11, 2011.

To: COMISIÓN NACIONAL DE VALORES

(Argentine Securities & Exchange Commission)

Re: Relevant Information – Merger of Consolidar Comercializadora S.A. into BBVA Banco Francés S.A.

As provided in CNV’s Regulations, we hereby inform that at the Board Meetings held on February 10, 2011 BBVA Banco Francés S.A. and Consolidar Comercializadora S.A. signed a merger agreement, by which Consolidar Comercializadora S.A. was merged into BBVA Banco Francés.

Sincerely yours,

BBVA Banco Francés S.A.

Reconquista 199 (1003) Casilla de Correo 3196 Correo Central (1000) Buenos Aires Argentina	Is-1012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 11, 2011	By:	/s/ José Carlos López Álvarez
		Name:	José Carlos López Álvarez
		Title:	Chief Financial Officer